Exhibit 4.33
Execution Version

April 3, 2018

SECOND AMENDMENT AND ACCESSION AGREEMENT
to the
Sale and Purchase Agreement
related to
XI (DL) HOLDINGS GMBH

(1)
Xella International S.A., a Luxembourg stock corporation, registered with the Luxembourg Trade and Companies Register under number B 139.488 with business address at 2, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg,

(the Seller),

(2)
James Hardie Germany GmbH (formerly Platin 1391. GmbH), a German limited liability company (Gesellschaft mit beschränkter Haftung), registered with the commercial register (Handelsregister) of the local court of Frankfurt am Main under registration number HRB 109077 and with business address at Westend Fair, Friedrich-Ebert-Anlage 36, 60325 Frankfurt am Main, Germany,

(the Purchaser),

(3)
James Hardie International Group Limited, an Irish company, registered with the Companies Registration Office Ireland under registration number 504374 and with registered address at Europa House, second floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland,

(the Guarantor),
and

(4)
James Hardie International Finance Designated Activity Company, an Irish company, registered with the Companies Registration Office Ireland under registration number 471702 and with registered address at Europa House, second floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland,

(the Loan Purchaser),

(the Seller, the Purchaser and the Guarantor hereinafter collectively referred to as the Original SPA Parties; the Original SPA Parties and the Loan Purchaser hereinafter collectively referred to as the Parties, and each of them as a Party).

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Preamble

(A)
The Original SPA Parties have concluded a sale and purchase agreement dated November 7, 2017, roll of deeds no. 931/2017-SF of the Frankfurt notary Dr. Sabine Funke, with respect to all shares in XI (DL) Holdings GmbH as well as certain shareholder loans which has been amended by amendment agreement dated December 13, 2017, roll of deeds no. 1079/2017-SF of the Frankfurt notary Dr. Sabine Funke (the SPA).

(B)	Under the SPA, the Purchaser shall acquire all claims and other rights under the Shareholder Loans in accordance with, and subject to the terms and conditions of, the SPA.

(C)	The Parties now agree that the Loan Purchaser shall become a party to the SPA for purposes of acquiring all claims and other rights under the Shareholder Loans instead of the Purchaser.

(D)	The Parties now wish to amend the SPA accordingly.

NOW, THEREFORE, the Parties hereby agree as follows:

1.	Definitions and Interpretation
Capitalised terms used but not defined in this second amendment and accession agreement (the Amendment and Accession Agreement) shall be defined and interpreted in accordance with the SPA.

2.	Accession of Loan Purchaser to the SPA
As of the execution of this Amendment and Accession Agreement by the Parties, the Loan Purchaser shall become a party to the SPA solely for purposes of Sections 3.2, 3.3, 4.3, 4.6, 5.1, 5.2, 5.4, 5.5, 5.6, 7.1(a), 7.2(c), first sentence of 8.2(a), 8.2(a)(vi), 8.2(a)(vii), 8.2(a)(x), 8.2(a)(xi), 8.2(b), 8.2(c), 9.5, 10.2(e), 11.2(a), 11.6, 12.1(a), 12.1(e), 12.1(f), 12.1(i)-(k), 12.2 (a), 14.4, 15.4, 16, 17.1 and 18.1, 18.2, 18.4, 18.6-18.8, 18.10 and 18.11 of the SPA (the Relevant Sections).
The Loan Purchaser hereby covenants to the Original SPA Parties, to adhere to and be bound by and be subject to all the duties, burdens and obligations imposed on it pursuant to the Relevant Sections (as amended by this Amendment and Accession Agreement).

3.	Amendments to the SPA

3.1.	General
With a view to modifying, altering and amending the provisions of the SPA, the Parties thereto have agreed to execute this Amendment and Accession Agreement. This

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Amendment and Accession Agreement shall be read in conjunction with the SPA and provisions of this Amendment and Accession Agreement shall amend and override the provisions of the SPA in the manner, and only to the extent set out herein below. This Amendment and Accession Agreement shall be, and form, an integral part of the SPA.

3.2.	Amendments to the SPA

3.2.1.
The definition of the term “Purchaser Group” shall be amended to read ““Purchaser Group” shall mean (individually and collectively) the Purchaser, the Loan Purchaser and any other Affiliates of the Purchaser and Affiliates of the Loan Purchaser from time to time and shall include the Participations from the Closing”.

3.2.2.	Any reference to “Purchaser” in Sections 3.2, 8.2(a)(vi), 8.2(a)(vii), 8.2(a)(x), 8.2(a)(xi), the last sentence of Section 10.2(e) and Section 15.4 of the SPA shall be a reference to “Loan Purchaser”.

3.2.3.	Any reference to “the Purchaser” in Sections 4.3 and 16 of the SPA shall be a reference to “the Purchaser and the Loan Purchaser, respectively,”.

3.2.4.	Any reference to “the Purchaser or the Guarantor” in Sections 5.1 and 5.2 of the SPA shall be a reference to “the Purchaser, the Loan Purchaser or the Guarantor”.

3.2.5.	The reference to “neither the Purchaser nor the Guarantor” in Section 5.4 of the SPA shall be a reference to “neither the Purchaser, nor the Loan Purchaser nor the Guarantor”.

3.2.6.
Any reference to “the Seller and the Purchaser” in the first line of Section 7.1(a) of the SPA and the first sentence of Section 8.2(a) of the SPA shall be a reference to “the Seller, the Purchaser and the Loan Purchaser”.

3.2.7.	Any reference to “the Purchaser” in Section 7.2(c) of the SPA shall be a reference to “the Purchaser, the Loan Purchaser”.

3.2.8.
Any reference to “the Purchaser and the Guarantor” in Section 11.2(a) shall be a reference to “the Purchaser, the Loan Purchaser and the Guarantor”, whereby the Loan Purchaser is making the representation in Section 11.2(a) first sentence as of the date of this Amendment and Accession Agreement and as of the Closing Date instead of as of the Signing Date and the Closing Date.

3.2.9.	The reference to “the Purchaser and/or the Guarantor” in Section 11.6 of the SPA shall be a reference to “the Purchaser, the Loan Purchaser and/or the Guarantor”.

3.2.10.	The reference to “the Purchaser” in the first line of Section 14.4 of the SPA shall be a reference to “the Purchaser and the Loan Purchaser”.

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3.2.11.	Any reference to “Parties” and/or “Party” in Sections 4.6, 5.6, 7.2(c), 8.2(b), 12.2(a), 17.1 and 18 of the SPA shall include the Loan Purchaser.

3.2.12.	Any reference to “the Guarantor” in Section 18.8 of the SPA shall be a reference to “the Guarantor respectively the Loan Purchaser”.

3.2.13.	Section 3.3 of the SPA shall be amended as follows:
“Assignment
The Seller hereby assigns (tritt ab) with effect as of the Closing Date (i) to the Purchaser, who accepts such assignment, the Sold Shares, and (ii) to the Loan Purchaser, who accepts such assignment, all claims and other rights arising from or in connection with the Seller’s Shareholder Loans by way of assumption of contract (im Wege der Vertragsübernahme), in each case, subject to the following conditions precedent (aufschiebende Bedingungen):

(a)	The Closing Condition has been satisfied or waived in accordance with this Agreement; and

(b)
(i) the Share Purchase Price, (ii) the Loan Purchase Price (minus the sum of all Permitted Interest Payments, if any), (iii) the Clearing Claim Amounts and (iv) the Repayment Amount have each been fully, unconditionally and irrevocably received in accordance with Section 8.2.

The Company has given its consent to the assignment and assumption of the Seller’s Shareholder Loans (Exhibit 3.3).”

3.2.14.	Section 8.2(b) of the SPA shall be amended as follows:
“Waiver of Closing Actions. The Purchaser may unilaterally waive the Closing Actions in Sections 8.2(a)(i) and 8.2(a)(iii) by delivery of written notice to the Purchaser. The Seller may unilaterally waive each of the Closing Actions in Sections 8.2(a)(ii), 8.2(a)(v) and 8.2(a)(viii) through 8.2(a)(xii) by delivery of written notice to the Purchaser. The Seller and the Purchaser may jointly waive in writing the Closing Action in Section 8.2(a)(iv). The Seller and the Loan Purchaser may jointly waive in writing the Closing Actions in Sections 8.2(a)(vi) and 8.2(a)(vii). The effect of a waiver shall be limited to eliminating the need that the respective Closing Action is taken on the Closing Date and shall not limit or prejudice any claims any Party may have with respect to any circumstances relating to such Closing Action not being taken pursuant to this Agreement.”

3.2.15.	Section 8.2(c) of the SPA shall be amended as follows:
“Closing Confirmation. After all Closing Actions have been taken or occurred or have been waived, the Seller, the Purchaser and the Loan Purchaser shall confirm in a written document, to be jointly executed (in

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duplicate) substantially in the form attached as Exhibit 8.2(c) (the “Closing Confirmation”) that (i) the Closing Condition has been fulfilled or waived in accordance with this Agreement, (ii) all actions to be taken at Closing as set out in this Section 8.2(a) have been carried out in accordance with this Agreement, and (iii) the Sold Shares and all claims and rights under the Shareholder Loans have been transferred to the Purchaser or the Loan Purchaser, respectively, and that Closing has occurred. The legal effect of the Closing Confirmation shall be to serve as evidence that all Closing Actions and the Closing Condition have been satisfied or waived. However, the execution of the Closing Confirmation shall not limit or prejudice the rights of the Parties arising under this Agreement or under Applicable Law.”

3.2.16.	Section 9.5 of the SPA shall be amended as follows:
“No Other Representations or Warranties

(a)
Subject to the representations, covenants and indemnities expressly contained in this Agreement, it is expressly confirmed and agreed that neither the Seller, nor any of its Affiliates nor any of its and their Representatives has made or assumed, and neither the Purchaser nor the Loan Purchaser has relied on, any other express or implied representations, guarantees, warranties, undertakings or disclosures or similar obligations in connection with this Agreement and the transactions contemplated hereby. The Purchaser agrees to acquire the Sold Shares and the Loan Purchaser agrees to acquire the Shareholder Loans in the condition they are in on the Closing Date, based upon its own inspection, examination and determination with respect thereto (including the due diligence investigation conducted by it).

(b)
Subject to the representations, covenants and indemnities expressly contained in this Agreement, the Purchaser and the Loan Purchaser, respectively, confirms that in deciding on the acquisition of the Sold Shares and the Shareholder Loans, respectively, it has not relied on nor will it make any claim against any member of the Xella Related Party Group nor any of their Representatives in respect of (i) any budget, forecast, estimate or other projection of any nature (including without limitation of projections of future revenues, future results of operations, future cash flows, future financial condition or the future business operations (or any underlying components thereof), or (ii) any other information or documents with respect to the Business or the Group Entities (including without limitation the Data Room Documents or any other Due Diligence Material) made available to the Purchaser and/or the Loan Purchaser or their Representatives prior to the date hereof.”

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3.2.17.	Section 12.1(a) of the SPA shall be amended as follows:
“Consequences of Breach. Subject to the provisions of this Section 12, if any Seller’s Representation is incorrect or if the Seller is in breach of any other indemnity, covenant, obligation or undertaking contained in this Agreement (a “Breach”), the Seller shall put the Purchaser or the Loan Purchaser, as the case may be, or, at the election of the Purchaser, the Group Entity concerned, into the same position it would be in, if the Breach had not occurred (Naturalrestitution). If and to the extent remediation in kind has not been effected by the Seller within a period of two (2) months after a written request for such remediation has been made by the Purchaser or the Loan Purchaser, as the case may be, the Purchaser and/or Loan Purchaser shall be entitled to request from the Seller only compensation in cash (Schadensersatz in Geld) for any Losses (as defined below) incurred by the Purchaser, the Loan Purchaser or any Group Entity. Any payments made by Seller pursuant to this Agreement shall be treated by the Parties as adjustments to the Share Purchase Price except as otherwise required by Applicable Law.”

3.2.18.	Section 12.1(e) and (f) of the SPA shall be amended as follows:

“(e)
Computation of Losses. The present value of any benefits received by the Purchaser, the Loan Purchaser or the Participations in connection with or as result of the Breach (including, without limitation, avoided losses, tax benefits and savings, and increases in the value of any asset owned by the Group Entities (Abzug neu für Alt)) shall be deducted for the purpose of computing the Losses (Vorteilsausgleich).

(f)
Exclusions of Seller’s Liability. The Seller shall not be liable for any Breach, and the Purchaser and the Loan Purchaser shall not be entitled to bring any claim under or in connection with this Agreement, if and to the extent that:

(i)
either the Purchaser or any other member of the Purchaser Group or their respective Representatives have caused or participated in causing (verursacht oder mitverursacht) or have aggravated such Breach or any Losses resulting therefrom or failed to mitigate Losses pursuant to Section 254 of the German Civil Code (BGB);

(ii)
the matter underlying the Breach has been taken into account (A) with respect to the items covered by Cash, Financial Debt and Net Working Capital in the Effective Date Accounts or (B) with respect to items not covered under lit. (A) in the financial information with respect to or in the last financial statements of the respective Group Entity in each case of lit. (B) as disclosed in the Data Room Documents as a write-off (Abschreibung), value adjustment (Wertberichtigung), liability (Verbindlichkeit) or provision (Rückstellung);

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(iii)
the Losses are recovered from a third party (other than any of the Group Entities) or under an insurance policy in force until the Closing Date (including in the event that such policy was not maintained after the Closing Date), it being understood that the Purchaser and the Loan Purchaser, respectively, shall be obliged to use best efforts to recover the respective amounts;

(iv)	the Losses are recovered under a W&I insurance, it being understood that the Purchaser shall be obliged to use best efforts to recover the respective amounts;

(v)
the facts and circumstances underlying the Breach were actually known (positive Kenntnis) by the Purchaser, the Guarantor, another member of the Purchaser Group or their Representatives as of the Signing Date, provided that the Purchaser and the Guarantor shall in any event be deemed to have knowledge of all matters disclosed in the Exhibits or elsewhere in this Agreement or which were Fairly Disclosed in the Due Diligence Material; this clause 12.1(f)(v) shall not apply to any Breach of the Seller’s Representation in Sections 9.3 and claims and rights under Section 13;

(vi)
the Losses result from or are increased by the passing of, or any change in, after the date hereof, any law, statute, ordinance, rule, regulation, common law rule or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal or relief from Taxes not actually in effect as of the Effective Date;

(vii)
the matter to which the Breach relates results in any benefits, advantages or savings, including by refund, set-off or reduction of Taxes and benefits resulting from the lengthening of any amortization or depreciation period, higher depreciation allowances, step-up in the Tax basis of assets or the non-recognition of liabilities or provisions (Phasenverschiebung), in each case to the Group Entities or any member of the Purchaser Group; or

(viii)	the Losses were caused (verursacht) or increased (Schadensvertiefung) by the Purchaser’s or the Loan Purchaser’s failure to comply with the obligations under Section 12.2 below.”

3.2.19.	Section 12.1(i)-(k) of the SPA shall be amended as follows:

“(i)
Refund. Any payments actually made by the Seller in order to discharge a liability, which subsequently is or becomes excluded or reduced under this Section 12, shall be refunded by the Purchaser and the Loan Purchaser, respectively, to the Seller without undue delay, but in any event within ten (10) Business Days after the Purchaser or another member of

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the Purchaser Group has become aware of the exclusion or reduction. The Purchaser and the Loan Purchaser, respectively, undertake to inform the Seller, without undue delay, about any event which may trigger an exclusion or reduction of liability, or a refunding obligation. If, and to the extent, that the Seller compensates the Purchaser or the Loan Purchaser for a Breach, the Purchaser shall promptly assign, or procure to have assigned, to the Seller all claims a Group Entity, the Purchaser, the Loan Purchaser or any other Affiliate of the Purchaser or the Loan Purchaser might have against any third party in connection with the event that caused such Losses for which the Seller grants the Purchaser and the Loan Purchaser, respectively, indemnification. If an assignment of such claims is not possible for legal reasons, the Purchaser and the Loan Purchaser, respectively, shall procure that the Seller is economically put in a position as if such assignment had been effected.

(j)
No double recovery. The Purchaser and the Loan Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one claim.

(k)
Contingent liabilities. If a claim by the Purchaser or the Loan Purchaser is based upon a liability which is contingent only, the Seller shall not be liable unless and until such contingent liability gives rise to an obligation to make a payment. This is without prejudice to the right of the Purchaser and the Loan Purchaser, respectively, to give notice under Section 12.2 before such time.”

3.2.20.	Section 15.5(c) of the SPA shall be amended as follows:
“IFRS Accounts. The Purchaser shall cause the respective Group Entities to prepare individual unaudited interim financial statements for the Group Entities (including a balance sheet, profit and loss accounts and respective notes) as of March 31, 2018 (the “Closing Financial Statements”). The Closing Financial Statements shall be prepared in accordance with the accounting and reporting guidelines and instructions of the Xella Group as of March 31, 2018 and consistent with past practice. In addition, the Purchaser shall cause the respective Group Entities to prepare a list of their IFRS bookings to be made for transactions (Geschäftsvorfälle) in connection with the Closing occurring in the period from April 1, 2018 (inclusive) until completion of the Closing (the “Closing Bookings”). The Purchaser shall deliver the Closing Financial Statements and the Closing Bookings to the Seller no later than April 20, 2018. The Purchaser and the Seller shall cooperate in good faith in connection with the preparation of the Closing Financial Statements and the Closing Bookings and the Purchaser shall grant the Seller and the members of the Xella Related Party Group the required access to the books and records of the Group Entities, and in each case provide any relevant additional information that is

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reasonably requested by the Seller in connection with the Closing Financial Statements and the Closing Bookings.”

3.2.21.	The current Section 18.1(e) of the SPA shall become Section 18.1(f) and the reference in such new Section 18.1(f) to “the Purchaser” shall be a reference to “the Purchaser or the Loan Purchaser”.

3.2.22.	The current Section 18.1(e) of the SPA shall be replaced by the following provision:
(e)    To the Loan Purchaser:
James Hardie International Finance DAC
Joseph Charles Blasko, General Counsel
Europa House 2nd Floor, Harcourt Centre
Harcourt Street
Dublin 2
Ireland
Fax: +353 (0) 1497 1128

with a copy to:
Dr. Benjamin Parameswaran
DLA Piper UK LLP
Jungfernstieg 7
20354 Hamburg
Germany
Fax: +49 40 1 8888 111

3.3.	Amendments to the Exhibits

3.3.1.	Exhibit 8.2(a)(vii)
Exhibit 8.2(a)(vii) to the SPA shall be replaced in its entirety by a new Exhibit 8.2(a)(vii), attached hereto as Annex 3.3.1.

3.3.2.	Exhibit 8.2(c)
Exhibit 8.2(c) to the SPA shall be replaced in its entirety by a new Exhibit 8.2(c), attached hereto as Annex 3.3.2.

4.	Company’s Consent to the Assignment of the Seller’s Shareholder Loans
The Company has given its consent to the assignment and assumption of the Seller’s Shareholder Loans as foreseen in the SPA as amended by this Amendment and Accession Agreement (attached hereto as Annex 4). Such consent shall be attached to the SPA as Exhibit 3.3 and replace in its entirety the former Exhibit 3.3 to the SPA.

5.	Loan Purchaser’s Representations

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The Loan Purchaser hereby represents to the Seller in the form of an independent promise of guarantee (selbständiges Garantieversprechen) within the meaning of Section 311 of the German Civil Code (BGB) that the representations in Sections 5.1 through 5.6 below are true and correct as of the date hereof and as of the Closing Date. These representations are also made for the benefit of Xella Finance GmbH in its capacity as seller and assignor of the Spanish Loan, which shall be third party beneficiary (echter Vertrag zugunster Dritter).

5.1.	Corporate Status. The Loan Purchaser is an Irish limited liability company, duly incorporated and validly existing under the laws of Ireland.

5.2.
Authority. The Loan Purchaser has the corporate power and authority to enter into this Amendment and Accession Agreement, thereby becoming a party to the SPA, and to perform its obligations hereunder and to consummate the acquisition of the Shareholder Loans (pursuant to the SPA as amended by the Amendment and Accession Agreement).

5.3.
Due Authorization. All required approvals of any corporate bodies of the Loan Purchaser for the execution of this Amendment and Accession Agreement and the thereby effected accession of the Loan Purchaser as a party to the SPA and the consummation of the transactions contemplated hereunder are given, and such execution and consummation do not violate any provisions of the articles of association, certificate of incorporation, bylaws or equivalent constitutional document of the Loan Purchaser.

5.4.
No Insolvency. No insolvency proceedings (Insolvenzverfahren) have been opened over the assets of the Loan Purchaser. There are no insolvency proceedings or insolvency investigations pending or threatened against the Loan Purchaser which could prevent or materially delay the consummation of the transactions contemplated under this Amendment and Accession Agreement.

5.5.
No Violation. The execution and consummation of this Amendment and Accession Agreement by the Loan Purchaser and the thereby effected accession of the Loan Purchaser as a party to the SPA and the performance of the transactions contemplated thereunder (i) do not violate any Applicable Law or any judicial or governmental order (gerichtliche oder behördliche Verfügung) by which the Loan Purchaser is bound, and (ii) do not require any approvals, consents or permits. There are no proceedings or investigations whatsoever pending or threatened against the Loan Purchaser which would prevent or materially delay the consummation of the transactions contemplated under this Amendment and Accession Agreement.

5.6.
Binding Agreement. This Amendment and Accession Agreement and all other agreements executed or to be executed in connection therewith have been or will be duly executed on behalf of the Loan Purchaser and constitute binding obligations of the Loan Purchaser, enforceable against it in accordance with the respective terms and conditions.

5.7.
Remedies. In the event that the Loan Purchaser is in breach of any guarantee pursuant to this Section 5, the Loan Purchaser shall indemnify (freistellen) and hold harmless (schadlos halten) the Seller and all members of the Xella Related Party Group from

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any damages incurred by the Seller, and any member of the Xella Related Party Group, in connection therewith. All claims of the Seller and Xella Finance GmbH arising under this Section 5 shall become time-barred on the third (3rd) anniversary of the date hereof.

6.	No Further Amendment
The provisions of the SPA shall, save to the extent amended and modified by the provisions of Section 3 of this Amendment and Accession Agreement, continue in full force and effect and continue to operate in accordance with the terms of the SPA.

7.	Effective Date
The provisions of this Amendment and Accession Agreement shall come into operation with immediate effect on the date hereof.

8.	Miscellaneous

8.1.
This Amendment and Accession Agreement (including any dispute, controversy or claim arising out of or in connection with this Amendment and Accession Agreement (or any ancillary agreement), or the breach, termination or (in)validity thereof) shall be governed by, and construed in accordance with, the substantive laws of Germany, for the avoidance of doubt excluding the UN Convention on Contracts for the International Sale of Goods (CISG).

8.2.
The provisions of Section 17.1 (Confidentiality) and Sections 18.1, 18.2, 18.4, 18.6-18.8, 18.10 and 18.11 (certain sections of the Miscellaneous section) of the SPA shall apply mutatis mutandis to this Amendment and Accession Agreement.

[Signature Page Follows.]

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Xella International S.A.

/s/ Stefanie Zirkel                    _____________________________
Name: Stefanie Zirkel                    Name:
Position: on basis of power of attorney dated     Position:
February 26, 2018

James Hardie Germany GmbH (formerly Platin 1391. GmbH)

/s/ Cristina Helena Villafrade
Name: Cristina Helena Villafrade
Position: on basis of power of attorney dated 26 March 2018

James Hardie International Group Limited

/s/ Cristina Helena Villafrade
Name: Cristina Helena Villafrade
Position: on basis of power of attorney dated 23 March 2018

James Hardie International Finance Designated Activity Company

/s/ Dr. Liane Bednarz
Name: Dr. Liane Bednarz
Position: on basis of power of attorney dated 23 March 2018

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